MANAGEMENT’S DISCUSSIONS AND ANALYSIS
(Amounts are expressed in United States dollars, unless otherwise indicated)
THREE MONTHS ENDED MARCH 31, 2007 and 2006

This Management’s Discussion and Analysis ("MD&A") of Lundin Mining Corporation ("Lundin Mining" or the "Company") has been prepared for the three months ended March 31, 2007 and is dated May 10, 2007. It is intended to supplement and complement the accompanying unaudited Interim Consolidated Financial Statements and Notes for the first quarter ended March 31, 2007.

Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All the financial information in this MD&A has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all dollar amounts in the tables are expressed in thousands of US dollars, unless otherwise noted.

Overview

Lundin Mining is a Canadian based international mining company that owns and operates the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, and the Neves-Corvo copper/zinc mine in Portugal. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB, as well as the Aljustrel zinc/lead/silver mine in Portugal, which is in the development stage and scheduled to begin production in September 2007. The Company also has a 49% interest in the Ozernoe project in Russia, one of the largest undeveloped zinc/lead projects in the world.

Recent Developments and Highlights

Earnings

The Company recorded first quarter 2007 earnings of $53.7 million, or $0.19 per share on sales of $193.9 million. Sales and earnings for the period were driven by higher metal prices, combined with the additional assets from the merger with EuroZinc Mining in the fourth quarter of 2006.

Tender Offer for Rio Narcea Gold Mines, Ltd. ("Rio Narcea")

On April 4, 2007, Lundin Mining and Rio Narcea announced that they had entered into a definitive support agreement pursuant to which Lundin Mining has offered to acquire all of the outstanding shares and warrants of Rio Narcea by way of a take-over bid for CAD$5.00 cash per share and CAD$1.04 cash per warrant. In conjunction with the offer, Lundin Mining arranged a $800 million senior credit facility, under usual conditions, with the Scotia Bank that the Company can use for general corporate purposes.

Concurrent with Lundin Mining’s offer to purchase Rio Narcea and contingent upon the success of the takeover bid, Red Back Mining Inc. has signed an option agreement with the Company to acquire Rio Narcea’s Tasiast gold mine from Lundin Mining in consideration for $225 million in cash and assumption of $42.5 million in debt related to the Tasiast gold mine.

On April 20, 2007, Lundin Mining announced that the Offeror’s Circular regarding the proposed purchase transaction had been mailed to all shareholders and warrant holders of Rio Narcea. The bid, unless extended or withdrawn, expires at 6:00 pm (Toronto time) on May 29, 2007.

For further information regarding the proposed transaction, see the April 4, 2007 news release issued by the Company. Additionally, the offeror’s circular dated April 20, 2007 can be found on the Company’s website at www.lundinmining.com.

Lundin Mining Proposed Merger with Tenke Mining Corp. ("Tenke")

On April 11, 2007, Lundin Mining and Tenke announced that they had entered into a definitive support agreement to combine the two companies by way of a Plan of Arrangement, whereby at the close of the transaction Tenke shares will be automatically exchanged on the basis of 1.73 Lundin Mining common shares for each Tenke common share. Upon completion of the transaction Lundin Mining will have approximately 389.9 million common shares outstanding, with the existing Lundin Mining and Tenke shareholders owing approximately 73% and 27% respectively of the combined company Lundin Mining.

The transaction is conditional upon the Tenke shareholders approving the Plan of Arrangement by a 66.7% majority via special resolution as well as other customary conditions and regulatory approvals. Lundin Mining has elected to hold a special shareholders’ meeting to approve the issue of Lundin Mining common shares pursuant to the Plan of Arrangement by a 50.1% majority via ordinary resolution. The special shareholder meeting of Lundin Mining to vote on the transaction is scheduled for June 18, 2007, with an expected closing of the proposed transaction in late June 2007.

For further information regarding the proposed transaction, see the April 11, 2007 news release issued by the Company.

Serious accident at the Galmoy mine

It is with great regret that the Company has to report a fatality which occurred at the Galmoy mine. The deceased fell from a platform at the underground crusher and sustained head injuries. He passed away on February 18th, 2007. Management, in conjunction with the Irish Health and Safety Authorities, is investigating the accident. Operations at the Galmoy mine were at a stand-still for eight days in connection with the accident.

Additional Investment in Mantle Resources Inc. ("Mantle")

As reported on March 16, 2007, Lundin Mining announced that subject to regulatory approval it would be making an additional investment in Mantle by subscribing for 1,700,000 units by way of a non-brokered private placement at a price of CAD$1.15 per unit for an investment of CAD$1,955,000. Each unit consists of one common share plus one half of one common share purchase warrant, whereby each whole warrant is exercisable into one additional common share of Mantle at a price of CAD$1.75 for a period of two years from the closing of the private placement. The securities in the units are subject to a four-month hold period from the date of closing. As at the date of this MD&A, Lundin Mining holds just under a 10% equity position in Mantle.

On April 10, 2007 Mantle announced that it had received final TSX Venture Exchange acceptance with respect to the closing of its non-brokered private placement.

Mantle is a mining exploration company listed on the TSX Venture Exchange (TSX.V: MTS). Its primary asset is a 100% interest in the Akie SEDEX zinc-lead property located in British Columbia, Canada.

Acquisition of units of Sanu Resources Ltd. ("Sanu")

In January 2007 Lundin Mining completed the acquisition of 4,000,000 units of Sanu at a price of CAD$0.65 per unit for a total investment of CAD$2.6 million. Each unit is comprised of one common share and one common share purchase warrant, exercisable into one common share of Sanu at a price of CAD$0.90 per share over a 2 year period. As a result of the acquisition, the Company owns as at the date of this MD&A approximately 14% of the issued and outstanding common shares of Sanu, prior to the effect of any shares that may be acquired by the Company on exercise of its share purchase warrants.

Sanu is a mining exploration company listed on the TSX Venture Exchange (TSX.V: SNU). Its primary asset is a significant license area in western Eritrea with a massive sulphide discovery.

Announcement of management changes

Effective March 31, 2007 Mr. Colin K. Benner, Vice Chairman and Chief Executive Officer of Lundin Mining stepped down as Chief Executive Officer, remaining as Vice-Chairman and a Director of the Company. Mr. Karl-Axel Waplan, previously President and Chief Operating Officer of the Company, remained as President and replaced Mr. Benner as Chief Executive Officer. In addition, Mr. João Carrêlo, previously Executive Vice President and Chief Operating Officer of Spain and Portugal Operations assumed the role of Chief Operating Officer of Lundin Mining.

On February 9, 2007 the Company announced the appointment of Mikael Schauman to the position of Vice President Marketing, and is based in Stockholm.

On March 19, 2007 the Company announced the appointment of Dr. Wojtek Wodzicki to the position of Vice President of Strategic Partnerships and Dr. Neil O’Brien as Senior Vice President of Exploration and Business Development effective April 1, 2007. Dr. Wodzicki and Dr. O’Brien are both based in Vancouver.

Negotiations with the unions at Galmoy

On January 12, 2007 the Company reported on the status of negotiations between management of the Galmoy mine and the unions, SIPTU and TEEU, representing its employees. Discontent with the outcome of the negotiations, which have been ongoing since June 2006, resulted in employees at the mine becoming distracted by the process and production was negatively impacted. The Company and SIPTU have since mid February agreed upon to take the negotiations to the Labour Court. No date for the hearings has however been set by the Court. Negotiations with TEEU, which are handled through the Labour Relations Commission, are to be resumed by late May. Management is hopeful that a satisfactory conclusion will be reached.

Stock split

The Company announced a three-for-one split of its common shares on January 22, 2007. The Company’s common shares commenced trading on a subdivided basis February 1, 2007 on the Toronto Stock Exchange and February 9, 2007 on the American Stock Exchange. Lundin Mining’s Swedish depository receipts commenced trading on a subdivided basis on the Stockholm Stock Exchange on February 1, 2007. The three-for-one subdivision was payable on February 8, 2007 to shareholders of record at the close of business on February 5, 2007, granting all such shareholders two additional common shares for every common share of the Company held.

Summary of Operations

Metal Produced*

		Three months ended,
		31-Mar-07	31-Mar-06
Zinc (tonnes)	Neves-Corvo	6,302	-
	Zinkgruvan	17,162	17,957
	Storliden	4,578	8,198
	Galmoy	9,961	17,217
	Total	38,003	43,372

Copper (tonnes)	Neves-Corvo	23,405	19,261
	Storliden	1,198	3,253
	Total	24,603	22,514

Lead (tonnes)	Zinkgruvan	8,643	7,793
	Galmoy	2,404	4,441
	Total	11,047	12,234

Silver (ounces)	Neves-Corvo	222,792	158,593
	Zinkgruvan	439,014	413,533
	Galmoy	19,022	52,949
	Total	680,828	625,075

*100% of the production at Neves-Corvo is included for 2006 and 2007. This does not, however, represent Lundin Mining’s actual ownership during these periods. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006.

Metal Sold and Payable*

		Three months ended,
		31-Mar-07	31-Mar-06
Zinc (tonnes)	Neves-Corvo	4,664	-
	Zinkgruvan	13,870	17,602
	Storliden	3,892	6,968
	Galmoy	7,744	14,844
	Total	30,170	39,414

Copper (tonnes)	Neves-Corvo	18,899	17,562
	Storliden	1,049	2,819
	Total	19,948	20,381

Lead (tonnes)	Zinkgruvan	10,960	7,909
	Galmoy	1,411	4,712
	Total	12,371	12,621

Silver (ounces)	Neves-Corvo	124,705	94,142
	Zinkgruvan	603,380	472,623
	Galmoy	5,213	52,665
	Total	733,298	619,430

*100% of the production at Neves-Corvo is included for 2006 and 2007. This does not, however, represent Lundin Mining’s actual ownership during these periods. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006.

Selected Quarterly Financial Information

Three months ended	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05

Sales (US$000’s)	193,920	236,072	98,941	112,918	91,798	63,820	48,683	43,537
Net income (US$000’s)	53,708	63,590	30,737	37,161	21,461	14,221	9,637	3,170
Net income
per share, basic (US$) (i)	0.19	0.28	0.25	0.3	0.18	0.12	0.08	0.03
Net income
per share, diluted (US$) (i)	0.19	0.27	0.25	0.3	0.17	0.12	0.08	0.03

(i)     The net income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding. All share related information (i.e. net income per share) are calculated as if the three-for-one stock split effective February 5, 2007 had occurred at the beginning of the earliest period presented.

Net income for the first quarter ended March 31, 2007 was $53.7 million on sales of $193.9 million compared to net income of $21.5 million on sales of $91.8 million for the corresponding period in 2006. The increase in both net income and sales for 2007 was due primarily to higher metal prices along with the earnings and sales from the EuroZinc operations.

Results of Operations

Summary

Sales and net earnings for the three months ended March 31, 2007 were $193.9 million and $53.7 million respectively, with $0.19 earnings per share (basic and diluted). Cash flow from operations was $10.7 million compared with $22.7 million a year earlier. Cash flow was negatively impacted by $41.6 million in tax payments during the quarter and increased accounts receivables at Neves-Corvo of $33.7 million compared to year-end 2006.

Sales

Total sales increased 111% or $102.1 million in the first quarter of 2007 to $193.9 million compared to $91.8 million for the same period a year earlier. This increase was due primarily to the EuroZinc merger (effective November 1, 2006), which contributed $111.5 million in sales for the first quarter 2007.

Cost of Sales

Cost of sales increased 88% or $31.4 million in the first quarter of 2007 to $67.2 million compared to $35.8 million in the first quarter of 2006. This increase was primarily due to the costs associated with the increased sales added from the Neves-Corvo copper/zinc mine, acquired as part of the EuroZinc merger.

Accretion of Asset Retirement Obligations

Accretion of asset retirement obligation during the first quarter of 2007 was $1.1 million compared to $Nil in the first quarter of 2006, due to the acquisition of the Neves Corvo copper/zinc mine and the Aljustrel zinc project as a result of the merger with EuroZinc Mining.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased 156% or $21.8 million to $35.9 million for the first quarter of 2007 compared to $14.0 million for the same period in 2006. This increase was due primarily to the merger with EuroZinc, which contributed approximately $23.2 million of depreciation, depletion and amortization from the Neves-Corvo mine. The depreciation, depletion and amortization on the mining assets from the Neves-Corvo mine were based on the new fair values allocated to each of the respective mining assets acquired and are in accordance with CICA Handbook Section 1581 "Business Combinations".

General Exploration and Project Investigation

General exploration and project investigation costs increased 214% or $3.4 million to $4.9 million in the first quarter of 2007 compared to $1.6 million during the same period of 2006. A significant portion of this increase in exploration costs relate to continued drilling and exploration activities at the Company’s Portuguese mining concessions and higher exploration activities in Sweden and Ireland.

Selling, General and Administration

Selling, general and administration costs increased 217% or $4.4 million to $6.7 million in the first quarter of 2007 compared to $2.3 million during the same period of 2006. This increase was the result of higher corporate costs associated with the implementation of SOX as well as the additional personnel and administrative costs associated with the EuroZinc merger.

Stock-based Compensation

Stock-based compensation was $1.5 million for the first quarter of 2007 compared to $1.8 million for the same period in 2006, a decrease of $0.3 million or 16%.

Foreign Exchange Losses

During the first quarter of 2007 the Company recorded foreign exchange losses of $2.7 million compared to $1.1 million for the same period a year earlier. Foreign exchange losses were due primarily to holding of US denominated working capital items in mining operations where the functional currency is either the Euro or the Swedish Kronor. The US currency declined approximately 9% against the Euro and 10% against the Swedish Kronor during the first quarter of 2007.

Gains (Losses) on Derivative Instruments

Gain and losses on derivative instruments is comprised of realized and unrealized gains and losses from the Company’s forward sales, puts and call options contracts on a portion of the Company’s metal production and foreign exchange contracts to cover the Company’s Euro denominated operating and capital expenditures. The net loss on derivatives during the first quarter of 2007 was $5.5 million compared to a net loss of $6.0 million during the same period in 2006. The $5.5 million net derivative loss comprised of a realized derivative gain of $0.8 million and an unrealized derivative loss of $6.3 million.

Interest Income

Interest and other income and expenses increased $3.6 million to $4.0 million during the first quarter of 2007, compared to $0.4 million during the same period in 2006. In general, cash balances during the first quarter of 2007 were significantly higher than the same period a year earlier as a result of accumulated positive cash flows from operations over the course of 2006, combined with the EuroZinc merger and its own cash balances and cash flows from the Neves-Corvo mine.

Interest and Bank Charges

Interest and bank charges increased $0.8 million in the first quarter of 2007 to $0.9 million compared to $0.1 million during the same period a year earlier. This increase was primarily due to interest expense on its long-term loan and capital leases as well as the accretion of Neves-Corvo’s short-term loan.

Non-controlling interest

There was a non-controlling interest expense of $0.2 million in the first quarter of 2006, with no associated cost in the current period. This decrease is due to the fact that Lundin Mining did not acquire 100% of the shares of North Atlantic Natural Resources (owner of the Storliden Mine) until the second quarter in 2006.

Current Income Taxes

Current income tax provision increased 100% or $7.0 million to $14.0 million in the first quarter of 2007 compared to $7.0 million in 2006. This increase quarter over quarter reflects the income tax provision related to the earning of the Neves-Corvo mine during the fourth quarter of 2006.

Future Income Tax Expense

Future income expense for the first quarter of 2007 was $3.7 million compared to an expense of $0.8 million during the same period in 2006, an increase of $2.9 million. The expense in the current period is the result of realizing a future income tax asset into income in the current period.

Operations

Neves-Corvo Mine

	Three months ended
	March 31,	March 31,
(100% OF PRODUCTION)	2007	2006
Ore milled (tonnes – includes copper and zinc plants)	625,923	517,570
Grades per tonne
Copper (%)	5.0	4.2
Zinc (%)	8.8	-
Recoveries
Copper (%)	87	89
Zinc (%)	81	-
Production (metal contained)
Copper (tonnes)	23,405	19,261
Zinc (tonnes)	6,193	-
Silver (oz)	222,792	158,593
Sales**	$111,507	$88,911
*Cash cost per pound of payable copper sold,	$0. 65	$0.83

*   Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties.

** From EuroZinc Q1 2006 Interim Financial Statements

Ownership

The Company merged with EuroZinc Mining, which was the 100% owner of the Neves-Corvo Mine, on October 31, 2006 and the EuroZinc operating results were consolidated into the financial statements of the Company from November 1, 2006.

In order to provide comparable data, production figures and financial data are presented for the full three months. However, results from the Neves-Corvo operation have only been included in the Company’s results from November 1, 2006.

Production

Mill throughput in the first quarter of 2007 totalled 625,923 tonnes, an increase of 108,353 tonnes or 21% over the same period in 2006. Included in the figure for the first quarter of 2007 is 86,966 tonnes of zinc ore processed, leaving a balance of 538,957 tonnes of copper ore processed. Production of contained copper was 23,405 tonnes in the first quarter of 2007, 21% greater than during the corresponding period in 2006. The increase in copper production was due to an increase in the head grade from 4.2% in the first quarter of 2006 to 5.0% in the same quarter a year later as well as slightly more throughput in the first quarter of 2007. Production of contained zinc was 6,193 tonnes in the first quarter of 2007. There is no comparable production data for zinc as zinc production at Neves-Corvo commenced in July of 2006. A new record for tonnes hoisted was registered in March 2007 with 223,695 tonnes of ore and 45,460 tonnes of waste being hoisted.

Sales for the quarter were $111.5 million, an increase of $22.6 million or 25.4% over the comparable period in 2006. This increase resulted from the sale of zinc concentrates as well as stronger copper production in 2007. The cash cost of payable metal sold during the first quarter of 2007 decreased 25% quarter over quarter as a result of the zinc sales of $12.2 million during the first quarter of 2007 compared to $Nil for the same period in 2006 as zinc production commenced in the third quarter of 2006. Annual plant maintenance shutdowns are scheduled for the second quarter of 2007, with the annual mine maintenance shutdown scheduled for the third quarter of 2007.

Zinkgruvan Mine

	Three months ended
	March 31,	March 31,
(100% OF PRODUCTION)	2007	2006
Ore milled (tonnes)	235,390	169,765
Grades per tonne
Zinc (%)	7.7	11.2
Lead (%)	4.2	5.2
Silver (g/t)	109	103
Recoveries
Zinc (%)	94	94
Lead (%)	88	89
Silver (%)	72	74
Production (metal contained)
Zinc (tonnes)	17,162	17,957
Lead (tonnes)	8,643	7,793
Silver (oz)	439,014	413,533
Sales	$49,476	$38,453
*Cash cost per pound of payable zinc sold	$0. 23	$0.35

*   Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties.

Production

Ore milled during the quarter totalled 235,390 tonnes, representing the largest tonnage milled in a single quarter in the history of the mine and an increase of 65,625 tonnes or 38.7% over the same period in 2006.

Milling zinc head grades during the first quarter of 2007 decreased due to the mining sequence; however, lower grade and a stockpile of ore on the surface were the main reasons for the strong mill throughput during the first quarter of 2007. While the ore stockpile made it possible for the mill to have a consistent and steady throughput, the lower grade enhanced the capacity of the flotation system, which also enabled a higher throughput.

The greater tonnage of ore milled during the first quarter of 2007 nonetheless was offset by lower zinc and lead grades. The recoveries of zinc and lead were stable, hence the contained zinc metal in concentrate produced was 800 tonnes lower in the first quarter 2007 as compared to the first quarter in 2006. The lead head grade also decreased year over year, but not to the same extent as zinc. Contained lead metal produced in the first quarter of 2007 increased by 850 tonnes compared to the first quarter of 2006.

The cash cost per pound of payable zinc sold during the first quarter 2007 decreased by $0.12 per pound of payable zinc compared with the first quarter of 2006. This decrease was due primarily to higher byproduct credits. As a result of the significantly higher metal prices, sales increased 28.7% to $49.5 million during the first quarter of 2007 as compared to $38.4 million during the same period in 2006.

Storliden Mine

	Three months ended
	March 31,	March 31,
(100% OF PRODUCTION)	2007	2006
Ore milled (tonnes)	64,547	98,111
Grades per tonne
Copper (%)	2.0	3.7
Zinc (%)	7.6	9.2
Recoveries
Copper (%)	92	92
Zinc (%)	93	91
Production (metal contained)
Copper (tonnes)	1,198	3,253
Zinc (tonnes)	4.578	8,198
Sales	$15,544	$25,892
*Cash cost per pound of payable zinc sold	$0.09	<$0.00

* Cash cost per pound of payable zincl sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties.

Production

Mill throughput at the Storliden mine during the first quarter of 2007 was 64,547 tonnes, a decrease of 33,564 tonnes or 34% from the prior year. Despite the decrease in milling, ore mined showed a significantly smaller decrease of only 4.4%. Production of contained copper was 1,198 tonnes and contained zinc of 4,578 tonnes.

The cash cost per pound of payable zinc sold was $0.09 for Storliden during the first quarter of 2007 due to the by-product credits from copper.

Sales for the first quarter of 2007 were $15.5 million, a decrease of $10.4 million or 40.0% as compared to $25.9 during the same period in 2006. The shortfall in sales is the result of lower production of metal contained and lower copper and zinc prices.

The closure of the mine is currently scheduled for the end of 2007. Total costs for the closure of the operations are expected to be less than $400,000, the obligation for which has already been provided for on the balance sheet.

Galmoy Mine
	Three months ended
	March 31,	March 31,
(100% OF PRODUCTION)	2007	2006
Ore milled (tonnes)	94,060	156,053
Grades per tonne
Zinc (%)	12.8	13.2
Lead (%)	3.5	4.3
Recoveries
Zinc (%)	83	84
Lead (%)	73	67
Production (metal contained)
Zinc (tonnes)	9,961	17,217
Lead (tonnes)	2,404	4,441
Sales	$17,752	$27,408
Zinc cash cost per pound of payable metal sold, (US$/payable pound of zinc)*	$1.15	$0.60

* Zinc cash cost per pound of payable metal sold is the sum of direct cash costs and inventory changes less byproduct credits and revenue-based royalties.

Production

Sales at the mine for the first quarter of 2007 were $17.8 million, a decrease of $9.7 million or 35.2% against the same period in 2006. The decrease in sales was due to the mill throughput being 94,060 tonnes, a decrease of 61,993 tonnes or 40% compared with the first quarter of 2006. The principal reason for the disappointing performance was due to delays in contract negotiations between management and the local unions which impacted on productivity performance. The mine was also at a stand-still for eight days in February in connection with an unfortunate accident that resulted in a fatality.

During January the mine output was 50% of designed capacity but had returned to normal operating levels when the fatality occurred. As a result of these disruptions the development and preparation of stopes were delayed. It is expected that the mine will be back to normalized levels by the latter part of the second quarter of 2007.

Zinc recovery for the first quarter of 2007 was slightly lower when compared to the same quarter in 2006 due primarily to a lower head grade. However, gains were made quarter over quarter in the recovery of lead as a result of the installation of a new flotation cell commissioned in the first quarter of 2007. Modifications to the zinc flotation circuit during the first quarter of 2007 are expected to increase the zinc recovery going forward.

Project Highlights & Exploration

Ozernoe

The Company acquired a 49% interest in the Ozernoe zinc project, in the Republic of Buryatia in the Russian Federation, from IFC Metropol during the last quarter of 2006. The acquisition of the 6th largest known and undeveloped zinc-lead deposits in the world is in keeping with Lundin Mining’s strategy in becoming a world class base metal producer. It is the intention of the Company and its partner IFC Metropol to develop the Ozernoe deposit into one of the world’s most significant zinc-lead open pit mines.

Preliminary results of the second phase of drilling, resource variography, structural, geotechnical and geo-metallurgical drilling have been positive. Metallurgical test work on core samples is planned to start over the next two to three months. Drilling and test work have also been partially redirected to studying the feasibility of developing an ore resource from the oxide cap over the ore body.

Site work, in addition to the drilling, is underway to develop permanent camp facilities and other basic infrastructure required to develop this resource. During the current quarter crews completed the installation of a temporary 40-man camp, with commencement on a 330-man permanent camp facility and the installation of a principal bridge for access to the property.

Management and support personnel for work on the Bankable Feasibility Study and the development of the project are presently being recruited with a number of key personnel already on site. As well, Hatch Engineering has been awarded the contract for the Initial Phase of work for the bankable feasibility study, with detailed work expected to commence in May 2007.

According to the pre-feasibility study dated April 2006, at full production the process plant envisioned (approximately 6 million tonnes of throughput annually) for the Ozernoe project is expected to produce be between 300,000 and 350,000 tonnes of contained zinc annually along with significant amounts of lead and silver.

Aljustrel

Driving of the access ramps and drifts began in the first quarter of 2007 at both the Feitais and Moinho deposits. Additionally the mine development work was conducted in the Stª Barbara and Stº Antão conveyor tunnels that will provide the ore conveyance system for the mines. Work was also initiated on repairs to the existing conveying systems and the production hoisting facilities. The development ramp to the Feitais deposit, started in September 2006 has advanced 501 metres and the access headings to the Moinho zone have advanced 553 metres in the same time period.

Work is on schedule at the treatment plant although delays are anticipated in the supply of some equipment, although such delays are not expected to affect the start-up date. Retrofitting of the mill motors, floatation cells and related electrical control units were started while surface cleanup and organization of the plant area was a priority in preparation for the construction work. All the major equipment has been ordered and construction crews are being reinforced to ensure that civil construction work remains on schedule.

The project is on schedule for a September 2007 start-up and production is planned to reach full production in September 2008. The mine will produce 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver on an annual basis.

Portugal

Neves-Corvo near-mine exploration

During the first quarter of 2007, a total of 8,876 metres of exploration drilling was carried out in Portugal. Efforts continued to focus on delineation and definition of the Lombador deposit at Neves-Corvo. Drill result highlights include intercepts in the Lombador South zone of 6.1 metres (true width from 712.9 metres downhole depth) grading 5.38% copper and 30.4 metres (true width from 863.0 metres downhole depth) grading 9.82% zinc. Highlighted intercepts from the Lombador North zone include 6.2 m (true width from 729.5 metres downhole depth) grading 2.43% copper and 19.2 metres (true width from downhole depth of 743.8 metres) grading 7.21% zinc.

Portugal greenfields

At the Chança prospect located on the Mertola concession near the Spanish border, a total of five diamond drill holes have now been completed. The drilling continues to expand the extent of a very large and intense, copper-bearing pyritic stockwork zone hosted by strongly altered felsic volcanics, although no massive sulphides have yet been discovered. Additional drilling is planned for the second quarter at Chança and other defined regional greenfields targets.

A crew from Crone Geophysics is carrying out orientation surface and borehole surveys on the known Neves Corvo orebodies. Initial results indicate that the deeply buried massive sulphide deposits, such as Lombador, are detectable under thick conductive sediment cover. Bell Geospace Limited has been contracted to complete an airborne gravity. Initial test surveys will be completed over the Neves Corvo and Aljustrel areas in order to characterize the response from these known orebodies and compare the new data with existing ground gravity data. The survey is scheduled to begin in late May and will be expanded depending on results.

Spain

A three-year exploration license has now been issued for the Toral zinc-lead-silver property in northwest Spain. Drilling on the property began in early April to test and expand upon the historical resource.

Ireland

Galmoy near-mine exploration

A total of 5,917 metres in 55 holes was drilled in the Galmoy area in the first quarter of 2007 including 53 drilled in the vicinity of the mine. The remaining two holes were drilled at the Rapla greenfields target located 5 kilometres to the northeast and intercepted minor zinc sulphides. Greenfields exploration has been curtailed for the time being to ramp up Life-of-Mine exploration within the vicinity of the mine. By the end of the first quarter, a total of six drill rigs were operating on the Galmoy Block.

Encouraging widespread, minor zinc sulphide mineralization has been identified in three areas, including an area just over 300 metres northwest of the CW Orebody that, by end of the first quarter, had returned a few well-mineralized intercepts over narrow widths. However, early in April a resource grade discovery intercept (GY714) was made in this area northwest of the CW Orebody located next to the mill infrastructure, that returned assays of 21.8% zinc and 1.5% lead over a true width of 5.3 metres. A second rig was added in April to intensify exploration of this mineralized area. By end of April, six resource grade intercepts, including four contiguous resource grade intercepts, had been drilled in this zone. A minimum resource grade intercept is defined as 4.5% zinc equivalent over a thickness of 3.70 metres where zinc equivalent is defined as zinc grade plus half lead grade. A summary of the highlighted intercepts is as follows:

					True	Average grade
Hole no	From	To	Interval	Dip	thickness	(Zn%)
GY690	90	93.1	3.1	-90	3.1	3.91
GY701	87.5	92.2	4.7	-75	4.54	7.51
GY714	85.2	91	5.8	-67	5.34	21.83
GY717	108.5	112.15	3.65	-48	2.71	12.04
GY722	82.55	88.1	5.55	-72	5.3	7*
GY724	85.15	89.3	4.15	-90	4.2	12*
GY729	91.2	95.7	4.5	-74	4.1	26*
GY734	100	102.3	2.3	-62	2.0	10*
GY737	89.05	94.45	5.4	-80	5.3	8*

* Non-assayed results are from visual estimates of drill core. Actual assay results may significantly differ from these visual estimates.

Andy Bowden is the Qualified Persons as defined by National Instrument 43-101 that have reviewed and verified the technical information contained in this news release.

Sweden

Norrliden and Copperstone

A total of 4,043 m of diamond drilling was completed in the first quarter in addition to target generative activities. In the Skellefte district an in-fill and geotechnical drilling program was carried out on the prefeasibility stage Norrliden copper-zinc project. In-fill drill results were as good as or better than the original delineation drill results. At Copperstone, systematic drill-testing of geophysical TEM-magnetic targets, located across an area approximately 10 km to the north and east of the Eva Discovery, has located broad zones of massive pyrite in volcanics and zinc bearing felsic breccias. Drilling has been problematic because of warm winter conditions and thick glacial overburden.

Zinkgruvan near-mine exploration

Well-developed and mineralized Zinkgruvan mine stratigraphy, including thick skarn alteration enveloping 0.2 metres of massive zinc-rich sulphides, was intersected in the second of two surface holes in the Finnafallet target area. The intercept is located about 1.5 kilometres northwest of the Burkland orebody and about 1 km northeast of the nearest of the two deep ore-grade intercepts (DDH 2549; 8.35 metres @ 12.7% zinc, 6.8% lead, 136 gpt silver) made in 2006 at Dalby. The Dalby target is located downdip of the westernmost part of the mine. A drill rig for the deep directional drilling program planned for Dalby is scheduled to arrive during the second quarter.

Metal prices and smelter treatment and refining charges

During the first quarter of 2007 the prices for zinc and copper have fallen whilst the price for lead has increased. The inventory levels of zinc and copper on the London Metal Exchange ("LME") increased in the early part of the quarter. This was a result of the LME trading at a premium over the copper price at the Shanghai Commodity Exchange ("SFE") and over the local Chinese zinc price, triggering exports of both the metals. The price for lead has increased because of production problems at several Australian mines such as Mt Isa, Magellan and Cannington reducing the supply of lead concentrates.

		Quarter	Quarter
		ended	ended	Change
		March 31,	March 31,
(Average LME / LBM)		2007	2006	%

Zinc	US$/pound	1.57	1.02	54
	US$/tonne	3,456	2,242	54

Lead	US$/pound	0.81	0.56	44
	US$/tonne	1,787	1,242	44

Copper	US$/pound	2.69	2.24	20
	US$/tonne	5,933	4,940	20

Silver	US$/oz	13.31	9.69	37

The spot treatment charges ("TC") for zinc concentrates increased during the first quarter and are approaching the level of the terms of the annual contract of $300 per dry metric tonne ("dmt") based on a zinc price of $3,500 per metric tonne ("mt"). There has not been a clear benchmark agreed for 2007 and the terms are differing between contracts. The figure above can serve as a general guideline for 2007 but there are differences in escalators.

The TC annual negotiations for copper concentrates settled at a TC of $60 per dmt and a refining charge ("RC") of $0.06 per payable pound ("lb") of copper contained. The big improvement in favour of the mines is the removal of the price participation ("PP") which provided the smelters with an increase of the RC when the copper price increased. During the first quarter of 2007 spot TC’s and RC’s have fallen to $30 per dmt and $0.03 per lb.

In the annual negotiations for lead concentrates the terms were improved in favour of the mines with an increase in the base price. The spot TC dropped during the first quarter of 2007 as a function of the production problems at some Australian mines and spot lead concentrates are sold in China at a TC of $45 per dmt flat.

Outlook

Production and delivery problems during 2007 have led to decreasing LME inventories which will transfer into increasing metal prices. Furthermore, China has recently taken measures to reduce the export of non-ferrous metals. Because of the above, and also because of a tighter copper and lead concentrates markets, the Company remains optimistic for the metal prices for the balance of 2007.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

Currencies

	Quarter	Quarter
	ended	ended	Change
	March 31,	March 31,
(Average)	2007	2006	%
SEK per US$	7.01	7.78	-9.9
SEK per C$	5.98	6.74	-11.3
C$ per US$	1.17	1.15	+1.7
US$ per Euro	1.31	1.20	+9.2

Liquidity and Capital Resources

Cash Resources

As at March 31, 2007, the Company had working capital of $302.9 million compared to working capital of $292.6 million as at December 31, 2006. Cash and cash equivalent was $317.4 million as at March 31, 2007 compared with $402.2 million as at December 31, 2006. The decrease in cash and cash equivalent compared with December 31, 2006, was due primarily to income tax payments relating to 2006, increased account receivables in Neves-Corvo and strategic investments.

Management believes the Company’s financial position at March 31, 2007, together with cash flows from operations, are more than sufficient to support the Company’s operating and capital requirements on an ongoing basis.

The Company’s 2007 capital spending initiatives include $88 million to complete the Aljustrel redevelopment with production commencing in September 2007 and $18 million to complete a bankable feasibility study at its 49% owned Ozernoe zinc project in Russia.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 2 of the annual consolidated financial statements for the year ended December 31, 2006. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2006 annual MD&A, available on the SEDAR website.

Changes in accounting policies

Effective for the first quarter beginning on January 1, 2007, the Company has adopted Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement". Section 1530, Comprehensive Income is the net change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities. Section 3855, Financial Instruments – Recognition and Measurement requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

The adoption of Sections 1530 and 3855 resulted in changes to the Company’s current period’s earnings as well as required an adjustment to the opening balances for retained earnings and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the current period to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and unrealized gain on available-for-sale securities for the three months ended March 31, 2007 were $19.6 million and $8.4 million net of tax respectively, and are reported in the current period as other comprehensive income.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2006 annual MD&A, available on the SEDAR website.

Reclamation Fund

As at March 31, 2007, the Company had $32.0 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at May 8, 2007, the Company had 286,327,696 common shares issued and outstanding and 2,131,068 share options and 382,881 stock appreciation rights issued and outstanding under its stock-based incentive plans.

Cautionary Statement on Forward-Looking Information

This report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

Non-GAAP Performance Measures

Zinc and copper cash production cost (US$/pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The following table presents the calculation of Zinc and Copper Cash Production Costs (US$/pound) for each of the Company’s operations for the periods indicated.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Reconciliation of unit cash costs of payable copper and zinc sold to the consolidated statements of operations

Thousands of US dollars, except zinc and copper cash cost per pound of payable metal

	Three months ended 31-Mar-07			Three months ended 31-Mar-06
Zinc	Zinkgruvan	Storliden	Galmoy	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	13,377	7,688	12,750	10,451	12,633	12,795
Treatment charges for zinc	13,755	3,764	9,092	13,723	4,787	10,859
By-product credits	(19,969)	(6,813)	(2,180)	(10,526)	(13,889)	(3,872)
Other items affecting cash production costs	-	(3,850)	-	-	(7,069)	-
Total	7,163	789	19,662	13,648	(3,538)	19,782

Zinc metal payable (tonnes)	13,870	3,892	7,744	17,602	6,971	14,844
Zinc metal payable (000’s pounds)	30,578	8,580	17,073	38,806	15,368	32,725
Zinc cash production cost per pound per payable metal sold*	0.23	0.09	1.15	0.35	(0.23)	0.60

* includes treatment charges for zinc	0.45	0.44	0.53	0.35	0.31	0.33

Three months ended 31-Mar-07
Copper	Neves-Corvo
Operating expenses, excluding depreciation	33,813
Treatment charges for copper	11,539
By-product credits	(12,177)
Other items affecting cash production costs	(5,979)
Total	27,196

Copper metal payable (tonnes)	18,899
Copper metal payable (000’s pounds)	41,665
Copper cash cost per pound of payable metal sold*	0.65

* includes treatment charges for copper	0.28

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.